

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 14, 2016

<u>Via E-mail</u>
Mr. Yifan Liang
Chief Financial Officer
Alpha and Omega Semiconductor Limited
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

> **Re: Alpha and Omega Semiconductor Limited**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed August 27, 2015**
> **File No. 001-34717**

Dear Mr. Liang:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Brian Cascio

     Brian Cascio
     Accounting Branch Chief
     Office of Electronics and Machinery